UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021.

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of registrant's name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 11, 2021, Euro Tech Holdings Company Limited (the “Company”) announced that the Company’s board of directors authorized the issuance of bonus shares (the “Bonus Shares”), which are issuable on March 2, 2021 to shareholders of record as of February 23, 2021 (the “Record Date”). Shareholders of record on the Record Date will receive two (2) ordinary shares for every three (3) ordinary shares held. All issuances resulting in a fractional share will be rounded down to the next whole share.  As of February 11, 2021, the Company had 3,092,859 ordinary shares outstanding.

A copy of the press release announcing the Bonus Shares is included as Exhibit 99.1 to this Form 6-K.

Exhibit Index

Exhibit 99.1
Press Release issued by Euro Tech Holdings Company Limited on February 11, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

February 11, 2021	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer